UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated November 8, 2022

Commission File Number: 001-40286
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Arrival
(Exact Name of Registrant as Specified in Its Charter)
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Grand Duchy of Luxembourg
(Jurisdiction of Incorporation or Organization)
60a, rue des Bruyeres, L-1274 Howald,
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-254885) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-259673) OF ARRIVAL AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 8, 2022, Arrival (the “Company”) issued a press release announcing its Third Quarter 2022 Business Update. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Press Release issued by Arrival on November 8, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVAL

By     /s/ Denis Sverdlov
Name:     Denis Sverdlov
Title:     Chief Executive Officer
Dated: November 8, 2022

Exhibit 99.1

Arrival’s Third Quarter 2022 Business Update
Previously announced restructuring focuses on the US market
Accomplished Key Milestones, forming foundation for US launch
Reported $330M cash on hand at the end of Q3

Luxembourg, November 8, 2022 - Arrival (NASDAQ: ARVL), inventor of a unique new method of design and production of electric vehicles (EVs) by local Microfactories, today reported financial results and a business update for the third quarter ended September 30, 2022.

“2022 has been a challenging year for Arrival as well as the entire sector but we are agile in responding to these challenges. Our valuable IP developed through an impressive stack of in-house technologies gives us a unique advantage in developing electric vehicles and adapting to new market conditions quickly. We will continue to build a small number of Vans in Bicester (UK) while advancing our composite materials, components, vehicle software, autonomous mobile robotics and Microfactory to bring our products to the US market, which has become the most attractive opportunity for Arrival in the mid to long term after the tax credits offered under the IRA became effective. We will use cash on hand of $330 million and look to secure new funds to achieve our goals in the US,” said Denis Sverdlov, Arrival founder and CEO.

Recent Business Updates

Given a combination of challenging economic events and US market opportunities improved by tax credits for commercial electric vehicles introduced by the Inflation Reduction Act, the Company will focus on these activities over the next few quarters:

•Extend the runway of $330 million cash on hand by restructuring the business to reduce costs
•Continue to advance their unique technologies including composites parts, components and software, autonomous mobile robotics and Microfactory processes which are common to all vehicles that will be developed for the US
•Produce a small number of Vans in Bicester to optimize Microfactory assembly processes
•Perform durability testing on their vehicles and continue trials
•Secure new funds to bring a family of products to the US

What Has Changed

•The Company cannot make margin on the current L Van product given the high cost of parts associated with being on low-volume (or “soft”) tooling, and lack of funds to finance hard tooling
•Due to the current market cap and average daily trading volumes, the $300 million ATM platform established in Q2 has not allowed the Company to raise the expected capital this year to invest in hard tooling
•The US market, with the recent introduction of the Inflation Reduction Act tax credits offering up to $40,000 for commercial electric vehicles, the large market size, plus the anticipated higher margins for commercial vehicles, has now become the most attractive market for Arrival
•As a result, the Company announced plans to focus its unique technologies on a family of products for the US market using cash on hand while seeking further funding to complete development of US products and enter production
•Arrival plans to further right-size the organization including cutting cash intensive activities primarily related to third-party spend and costs related to ramping up production of the L Van in Bicester in order to extend the cash runway. The result of these proposals is expected to have a sizable impact on their workforce, predominantly in the UK

Third Quarter 2022 Financial Results
•Loss for the period of $310.3 million, compared to a loss for the period of $30.6 million in the third quarter of 2021. This loss in Q3 2022 includes non-cash impairment charges and write-offs of $232 million
•Adjusted EBITDA loss for the period of $73.3 million, compared to an adjusted EBITDA loss of $45.9 million in the third quarter of 2021
•Administrative expenses of $79.6 million and non-capitalized R&D expenses of $27.7 million, compared to administrative expenses of $52.2 million and non-capitalized R&D expenses of $2.9 million in the third quarter of 2021
•Capital expenditure for the period, including tangible and intangible purchases, of $80.4 million, compared to $67.6 million in the third quarter of 2021
•In Q3, the cash balance reduced approximately $180M. Primary uses of cash were related to capitalized R&D and factory spend, salary expenses, working capital spend, research and consultancy spend, and other operational expenses
•Cash and cash equivalents of approximately $330 million as of September 30, 2022
•Shares outstanding totaled 638,344,885 and weighted average shares outstanding in Q3 totaled 634,246,242 as of September 30, 2022

Outlook
•Arrival expects to end the year with between $160M and $200M of cash. Expectations for ending cash includes approximately $35M in Q4 for severance and retention related costs, and approximately $40M for other restructuring costs
•The company expects cash on hand to fund the business into Q3 of 2023
•Limited resources and the attractive opportunities of the US market makes developing US products the best use of capital, but this means revenues and margins will come later; not in 2023

Going Concern
In August, the Company announced plans to use existing cash on hand of then $513 million plus funds available through a $300 million At the Market (ATM) Platform to deliver the first vehicles to UK customers this year, invest in hard tooling and launch the Charlotte microfactory next year.

Due to the current market cap and average daily trading volumes, Arrival has opted not to access the ATM to achieve these targets.

As of September 30, 2022, the Company had existing cash and cash equivalents of approximately $330 million. This balance is not sufficient to cover twelve months of operations.

As a result, on October 20th, the Company announced a plan to restructure its business significantly to extend their cash runway and to focus resources on a family of products for the US market as well as its enabling technologies.

Further funding remains required to execute this revised business plan, which requires lower capital investments and is anticipated to produce higher margins upon production.

The Board considered that the company does not currently have cash on hand to fund operations for the coming twelve months and that material uncertainties about going concern remain after consideration of these mitigating actions.

The Board further considered that the company is exploring all funding and strategic opportunities to obtain this necessary funding.

Therefore, notwithstanding the material uncertainties noted, the Board determined that the company's unaudited financial information presented within is appropriately prepared on a going concern basis and does not currently see any adjustments that would result in the basis of preparation being inappropriate.

Webcast Information

Arrival will host a Zoom webinar at 8:00 A.M. Eastern Time today, November 8, 2022, to discuss its third quarter 2022 financial results and business update. The live webcast will be accessible on the Company’s website at investors.arrival.com. A webcast replay will be available approximately two hours after the conclusion of the live event.

Non-IFRS Financial Measures

This press release includes Adjusted EBITDA which Arrival utilizes to assess the financial performance of its business that is not a measure recognized under IFRS. This non-IFRS measure should not be considered an alternative to performance measures determined in accordance with IFRS and may not be comparable to similar measures presented by other issuers. “Adjusted EBITDA” represents earnings before interest, tax, depreciation and amortization, adjusted for impairment of intangible assets and financial assets, share option expenses, listing expenses, fair value adjustments on Warrants, reversal of difference between fair value and nominal value of loans that got settled during the period, fair value movement of embedded derivative, realized and unrealized foreign exchange gains/losses and transaction bonuses. For a reconciliation of Adjusted EBITDA to Operating loss, see the reconciliation table included later in this press release.

About Arrival
Arrival’s mission is to master a radically more efficient New Method to design, produce, sell and service best-ever electric vehicles, to support a world where cities are free from fossil fuel vehicles. Arrival’s in-house technologies enable a unique approach to producing vehicles using rapidly-scalable, local Microfactories. Arrival (NASDAQ: ARVL) is a joint stock company governed by Luxembourg law.

Forward-looking statements
This press release contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the products offered by Arrival and the markets in which it operates and Arrival’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “positioned,” “strategy,” “outlook,” “future,” “opportunity,” “plan,” “potential,” “predict,” “may,” “should,” “could,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions and include, among other things, their 2022 outlook. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future results and events to differ materially from the results expressed in the forward-looking statements in this document. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements include, but are not limited to: (i) the impact of COVID-19 on Arrival’s business; (ii) economic disruptions from war and other geopolitical tensions (such as the ongoing military conflict between Russia and Ukraine); (iii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Arrival operates, (iv) the risk that Arrival and its current and future collaborators are unable to successfully develop and commercialize Arrival’s products or services, or experience significant delays in doing so; (v) the risk that Arrival may never achieve or sustain profitability; (vi) the risk that Arrival experiences difficulties in managing its growth and expanding operations, (vii) the risk that third-parties suppliers and manufacturers are not able to fully and timely meet their obligations; (viii) the risk that the utilization of Microfactories will not provide the expected benefits due to, among other things, the inability to locate appropriate buildings to use as Microfactories, Microfactories needing a larger than anticipated factory footprint, and the inability of Arrival to deploy Microfactories in the anticipated time frame; (ix) the risk that the orders that have been placed for vehicles, including the order from UPS, are cancelled or modified; (x) the risk of product liability or regulatory lawsuits or proceedings relating to Arrival’s products and services; and (xi) the risk that Arrival will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; and (xii) the risk that Arrival is unable to secure or protect its intellectual property.
The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Arrival’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 27, 2022, and other documents filed by Arrival with the SEC from time to time. In addition, forecasts about future costs and other financial metrics and our expectations as to our ability to execute on our current business plan in the near term and the longer term are based on a number of assumptions we make, including the following assumptions that Arrival’s management believed to be material:
•Operational assumptions, including, the development and commercialization of Arrival’s vehicles, the roll out of Arrival’s Microfactory manufacturing locations, the production capacity of Arrival’s Microfactories, the selection of Arrival’s products by customers in the commercial Van and Bus industry, growth in the various markets Arrival is targeting, average selling prices and resulting sales of vehicles
•The mix of products produced and sold in combination with corresponding costs, including material and component costs, assembly costs, manufacturing costs, and costs related to product warranties. Many of these costs are forecasted to vary significantly as Arrival commences production in its Microfactories
•Our ability to raise capital necessary to execute on our current business plan and production timeline, including the roll-out of our Microfactories, as well as to maintain our ongoing operations, continue research, development and design efforts and improve infrastructure
•Capital expenditure is based on a number of assumptions regarding the expenditure required to build Arrival’s Microfactories, including the cost of initial set up of factory facilities and the cost of manufacturing and assembly equipment

In making the foregoing assumptions, Arrival’s management relied on a number of factors, including: its experience in the automotive industry, its experience in the period since the inception of the company and current pricing estimates for prototype vehicles and vehicle components as well as the projected costs for first factory locations that are already in development; its best estimates of the timing for the development and commercialization of its vehicles and overall vehicle development process; its best estimates of current and future customers purchasing Arrival’s vehicles; and third-party forecasts for industry growth. Forecasts of future financial metrics are inherently uncertain, and actual results may differ significantly from forecasts based on our assumptions underlying those forecasts at this time.

Readers are cautioned not to put undue reliance on forward-looking statements as they are subject to numerous uncertainties and factors relating to Arrival’s operations and business environment, all of which are difficult to predict and many of which are beyond Arrival’s control. Except as required by applicable law, Arrival assumes no obligation to and does not intend to update or revise these forward-looking statements after the date of this press release, whether as a result of new information, future events, or otherwise. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this press release or elsewhere might not occur. Arrival does not give any assurance that Arrival will achieve its expectations.

Media Contacts For Arrival
Media
pr@arrival.com
Investors
ir@arrival.com

Reconciliation of Net Loss to EBITDA and Adjusted EBITDA in USD (Thousands)

In thousands of US$	9 months to September 30 Q3 2022	9 months to September 30 Q3 2021
(Loss) for the period	(410,276)	(1,237,862)
Interest expense/(income), net	15,331	(4,403)
Tax expense	3,831	8,589
Depreciation and amortization	33,443	16,714
EBITDA	(357,671)	(1,216,962)
Impairment losses and write-offs(1)	279,524	2,444
Share option expense	10,225	3,617
Listing expense(2)	-	1,188,335
Change in fair value of warrants(3)	(3,382)	(116,607)
Reversal of difference between fair value and nominal value of loans that got repaid(4)	(295)	-
Fair value movements on employee loans including changes in estimates re repayment dates(5)	5,996	6,043
Fair value movement of embedded derivative(6)	(113,800)	-
Foreign exchange (gain)/loss, net	(37,034)	(1,110)
Transactional bonuses (7)	-	16,062
Adjusted EBITDA	(216,437)	(118,178)

Note: The above table reflects approximate USD values in thousands, with prior period numbers being restated to USD (thousands).
1.Impairment losses and write-offs include impairment of Arrival Internally developed intangible assets which were written down to fair market value in the reporting period, following a decrease in company market capitalization and related share price decline. Impairments also include adjustments for lease locations no longer utilized by the Group.
2.During the prior period ended September 30, 2021, as a result of the conclusion of the merger with CIIG, Arrival issued shares and warrants to CIIG shareholders, comprised of the fair value of the Company’s shares that were issued to CIIG shareholders, and in exchange, the Company received the identifiable net assets held by CIIG. The excess of the fair value of the equity instruments issued over the fair value of the identified net assets received, represents a non-cash expense in accordance with IFRS 2. This one-time expense as a result of the transaction, is recognised as a share listing expense presented as part of the operating results within the consolidated statement of profit or loss. Listing expense also includes USD $19.8 million of other related transaction expenses.
3.Warrants are fair valued as of the balance sheet date. The change in value is recorded in the consolidated statement of profit or loss.
4.Employee loans initially recognised at their fair value are amortized over the period which they are expected to be repaid. Employee loans, which get repaid/settled at an earlier date than what was initially anticipated results in gain in the consolidated statement of profit or loss.
5.The Group has re-financed some loans given to employees in April 2022. As per IFRS 9 the the difference between the fair value of the new loans and the carrying amount has been recognised in the consolidated statement of profit or loss
6.An embedded derivative is a component of a hybrid contract that also includes a non-derivative host. The Company has recognised the embedded derivative as part of the convertible notes issued in November 2021 which is fair valued as at balance sheet date. There was no such movement in the prior period of nine months to September 30,2021.
7.Following the successful merger with CIIG certain executive officers of the Group received a one time bonus. This is included in administrative expenses in the consolidated statement of profit or loss in the prior period of six months to June 30,2021.

In thousands of US$	3 months to September 30 Q3 2022	3 months to September 30 Q3 2021
(Loss) for the period	(310,325)	(30,605)
Interest expense/(income), net	6,723	(1,549)
Tax expense/(Income)	(321)	1,019
Depreciation and amortization	14,961	5,717
EBITDA	(288,962)	(25,418)
Impairment losses and write-offs (1)	232,334	39
Share option expense	355	2,054
Change in fair value of warrants(3)	(105)	(19,586)
Reversal of difference between fair value and nominal value of loans that got repaid(4)	-	1,742
Fair value movements on employee loans including changes in estimates re repayment dates(5)	2,459	6,043
Fair value movement of embedded derivative(6)	(8,869)	-
Foreign exchange (gain)/loss, net	(10,543)	(10,741)
Adjusted EBITDA	(73,331)	(45,867)